UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

20 IOULIOU KAISARA STR
19002, PAIANIA
ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Top Ships Inc. (the “Company” or “Top Ships”) (NYSE:TOPS) announced today that Ms. Maria Zoupou has been appointed by the board of directors of the Company as an independent director to fill the vacancy created by the resignation of Capt. Stavros Emmanuel. The Company thanks Capt. Emmanuel for his many years of service on the board of directors.

Ms. Zoupou has more than 26 years of international business experience in the areas of finance and banking. She has served in executive positions of Alpha Finance investment bank and of Alpha Bank in Athens and in London with a main focus in private banking and compliance departments and has been instrumental in structuring products and processes of the banks private banking department. Ms. Zoupou holds a Diploma in Public Relations and Executive Studies from the University of Sunderland and a Diploma in Public Relations from the Greek American Institute. She will serve on the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board, filling the vacancy on such committees created by the resignation of Capt. Emmanuel.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

	By:	/s/ Evangelos J. Pistiolis
	Name:	Evangelos J. Pistiolis
	Title:	Chief Executive Officer

Date: August 6, 2025